UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
UNIHOLDING CORPORATION
-----------------------------------------
(Name of Issuer)
Common Stock, $.01 Par Value
-----------------------------------------
(Title of Class Securities)
904761202
-----------------------------------------
(CUSIP Number)
David J. Allen, Esquire, 290 South County Farm Rd., Third
Floor, Wheaton, IL 60187-4526 (630) 588-7200
-----------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications)
February 21, 2001
-----------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP NO. 872876107    PAGE 2 OF 11 PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Grace Brothers, Ltd.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See
Instructions)
(a)/ /
(b)/X/

3 SEC USE ONLY

4 SOURCE OF FUNDS(See Instructions)
OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP
              7 SOLE VOTING POWER
NUMBER OF       0 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY        0 (see Item 5)
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          0 SHARES
WITH         10 SHARED DISPOSITIVE POWER
                0 (see Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
0 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14 TYPE OF REPORTING PERSON*
BD,PN

Page 3 of 11 Pages
Item 1.  Security and Issuer

This Schedule 13D/A relates to the Common Stock, par value $.01 per share (the "Common Stock"), of UniHolding Corporation, a Delaware corporation, (the
"Company"). The principal executive office of the Company is located at 96 Spring Street, New York,
New York 10012.

Item 2.  Identity and Background

(a) This statement is filed by Grace Brothers, Ltd.
("Grace"), an Illinois limited partnership (the "Reporting
Person"). Item 3. Source and Amount of Funds
Not applicable

Item 4. Purpose of Transaction

This filing is being made to reflect the sale of 444,587 shares of Common Stock of the Company which was made pursuant to a Stock Purchase and Settlement Agreement dated February 21, 2001 (the "Agreement") between the
Reporting Person and Unilabs Holdings, S.A. (the
"Purchaser"). The purchaser paid $6 per share for these shares of Common Stock and paid certain costs and fees associated with the action brought by the Reporting Person in the Delaware Chancery Court against the Purchaser and others (the "Litigation") and the transactions which were the subject of the Litigation. Under the Agreement and a Stock Purchase Agreement dated February 21, 2001 between
Banc of America Securities LLC and Purchaser, the parties are to execute and file with the Delaware Chancery Court a Stipulation and Order dismissing with prejudice the claims of the Reporting Person and Banc of America Securities LLC in the Litigation.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this filing, the Reporting Person beneficially owns no shares of Common Stock of the Company.

(b) none

(c) Aside from the sale described in Item 4, there were no transactions in the Common Stock by the Reporting Persons in the past sixty days.

(d) Not applicable.

(e) Not applicable.

Page 4 of 11 Pages
Item 7.  Material to be filed as Exhibits.

Exhibit 1 - Stock Purchase and Settlement Agreement, dated as of February 21, 2001 between Unilabs Holdings S.A. and
Grace.

Exhibit 2 - Costs and Fees Agreement, dated as of February
21, 2001 between Unilabs Holdings S.A. and Grace.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2001

Grace Brothers, Ltd.

By:/s/ Bradford T. Whitmore
   ------------------------
       Bradford T. Whitmore
       General Partner

Exhibit 1


STOCK PURCHASE AND SETTLEMENT AGREEMENT, dated as of
February 21, 2001, between Unilabs Holdings S.A., ("Unilabs
Holdings"), a corporation organized and existing under the
laws of Panama, and Grace Brothers, Ltd ("Grace"), an
Illinois limited partnership
 ----------------------------------------------------------


     WHEREAS, Grace is the beneficial owner of 431,987 shares of voting common stock, par value $0.01 (the "Common
Stock"), of ULH Corporation, f/k/a UniHolding Corporation, a Delaware corporation ("ULH"), and the record and beneficial holder of an additional 12,600 shares of Common
Stock; and

     WHEREAS, Grace has commenced a lawsuit in the Court of Chancery for the State of Delaware entitled Grace
Brothers, Ltd. and Banc of America Securities LLC v.
UniHolding Corporation, Unilabs Group Limited, Unilabs
Holdings SA, Edgard Zwirn, Enrico Gherardi, Alessandra van
Gemerden, Tobias Fenster, Daniel Regolatti, Pierre-Alain
Blum, and Bruno Adam, C.A. No. 17612-NC., against Unilabs
Holdings and ULH, and certain current and former affiliates, officers and directors of ULH (the "Lawsuit");
and

Page 5 of 11 Pages
     WHEREAS, Unilabs Holdings desires to purchase, and Grace desires to sell, all 444,587 shares of Common Stock
(the "Shares") owned or held by Grace; and

     WHEREAS, the parties wish to settle and terminate with prejudice all litigation, including the Lawsuit, and any other claims, known or unknown, among them or their affiliates, officers or directors, without admitting or denying any liability; and

     WHEREAS, the parties shall, upon the Closing Date (as defined below), enter into a Costs and Fees Agreement (the
"Costs and Fees Agreement"), for the payment of certain costs and fees associated with the Lawsuit;

     NOW, THEREFORE, the parties agree as follows:

          1.   Purchase and Sale of Shares.  (a) Upon the
                ---------------------------
terms and subject to the conditions set forth in this Agreement, on February 21, 2001 (the "Closing Date"), Grace shall sell to Unilabs Holdings, and Unilabs Holdings shall purchase from Grace, the Shares, free and clear of all security interests, liens, pledges, charges, escrows, options, rights of first refusal, encumbrances, restrictions, agreements, arrangements, commitments or other claims of any kind or character (collectively, "Claims").

          (b) In consideration of the sale of the Shares by Grace to Unilabs Holdings, on the Closing Date, Unilabs
Holdings shall pay to Grace $6.00 per share for the Shares, for a total of $2,667,522 (the "Purchase Price"), as follows: (i) as to the 12,600 Shares held of record by Grace, $75,600 in cash by check or wire transfer to an account designated by Grace, and Grace shall deliver or cause to be delivered to Stephen J. Bisgeier, Miller, Shakman, Hamilton, Kurtzon & Schlifke, 208 South La Salle
Street, Chicago, Illinois 60604, a stock certificate representing such Shares, duly executed in blank or accompanied by stock powers duly endorsed in blank in proper form for transfer, with appropriate transfer stamps, if any, affixed and (ii) as to the 431,987 shares beneficially owned by Grace, in accordance with the instructions attached hereto as Schedule A. The payment of the Purchase Price and the transfer of the Shares shall take place on the Closing Date at the offices of Covington
& Burling, 1330 Avenue of the Americas, New York, NY 10019 or at such other place as we shall agree.

          (c)  All transfer, documentary, sales, use,
stamp, registration and other such taxes and fees shall be borne and paid by Grace.

          2.   Representations and Warranties.  Grace
               ------------------------------
represents and warrants to Unilabs Holdings as follows, and Unilabs Holdings has relied upon such representations and warranties in entering into this Agreement:

          (a)  Authority.  Grace has all requisite
               ---------
capacity, power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. All acts required to be taken by Grace to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and properly taken. This Agreement has been duly executed and delivered by Grace and constitutes Grace's legal, valid and binding obligation, enforceable against Grace in accordance with its terms.

Page 6 of 11 Pages
          (b)  No Conflicts; Consents.  The execution and
               ----------------------
delivery of this Agreement by Grace does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Claim upon any of the properties or assets of Grace under any provision of (i) its charter, by-laws or other governing documents, (ii) any contract, commitment, agreement or arrangement to which Grace is a party or by which any of its respective properties or assets are bound or (iii) any judgment, order or decree, or statute, law, ordinance, rule or regulation applicable to Grace.

          (c)  The Shares.  Grace's good and valid title
               ----------
to the Shares to be sold by it hereunder, free and clear of any Claims. Upon delivery of the Shares to Unilabs
Holdings on the Closing Date, and upon Grace's receipt of the Purchase Price, good and valid title to the Shares will pass to Unilabs Holdings, free and clear of any Claims.

          3.   Release.  (a)  In consideration of the
               -------
payment of the Purchase Price, the Costs and Fees
Agreement, and of the mutual covenants contained herein and therein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged:

               (i)  Grace hereby irrevocably and
unconditionally waives, releases and forever discharges each of UniHolding Corporation, Unilabs Group Limited,
Unilabs Holdings S.A., Edgard Zwirn, Enrico Gherardi,
Alessandra van Gemerden, Tobias Fenster, Daniel Regolatti,
Pierre-Alain Blum, and Bruno Adam (the "UniHolding Released
Parties"), and any and all of their respective parents, agents, shareholders, officers, directors, employees, affiliates, subsidiaries, partners, members, joint venturers, predecessors in interest, successors, assigns, heirs, beneficiaries, representatives, executors or administrators, of and from any and all actions, causes of action, suits, debts, obligations, costs, expenses, dues, sums of money, damages, accounts, reckonings, liens, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims and demands whatsoever, in law, admiralty or equity, whether direct or indirect, known or unknown, contingent or fixed, asserted or unasserted, suspected or unsuspected, discovered or undiscovered, arising in connection with the ownership of ULH stock, the Lawsuit, or any of the matters that were the subject of the Lawsuit, which Grace or Grace's heirs, executors, administrators, representatives, successors and assigns ever had, now has, or hereafter can, shall or may have or claim to have by reason of any cause or thing whatsoever, against any one or more of the UniHolding
Released Parties and any and all of the UniHolding Released
Parties' respective parents, agents, shareholders, officers, directors, employees, affiliates, subsidiaries, partners, members, joint venturers, predecessors in interest, successors, assigns, heirs, beneficiaries, representatives, executors or administrators for, upon or by reason of any matter, cause or thing whatsoever from the beginning of the world to the day of the date of this Agreement.

Page 7 of 11 Pages
               (ii)  Each of the UniHolding Released
Parties hereby irrevocably and unconditionally waives, releases and forever discharges Grace (the "Grace Released
Party" and, together with the UniHolding Released Parties the "Released Parties"), and any and all of its parents, agents, shareholders, officers, directors, employees, affiliates, subsidiaries, partners, members, joint venturers, predecessors in interest, successors, assigns, heirs, beneficiaries, representatives, executors or administrators, of and from any and all actions, causes of action, suits, debts, obligations, costs, expenses, dues, sums of money, damages, accounts, reckonings, liens, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims and demands whatsoever, in law, admiralty or equity, whether direct or indirect, known or unknown, contingent or fixed, asserted or unasserted, suspected or unsuspected, discovered or undiscovered, arising in connection with the ownership of ULH stock, the Lawsuit, or any of the matters that were the subject of the Lawsuit, which such UniHolding Released
Party or its heirs, executors, administrators, representatives, successors and assigns ever had, now has, or hereafter can, shall or may have or claim to have by reason of any cause or thing whatsoever, against the Grace
Released Party and any and all of the Grace Released
Party's parents, agents, shareholders, officers, directors, employees, affiliates, subsidiaries, partners, members, joint venturers, predecessors in interest, successors, assigns, heirs, beneficiaries, representatives, executors or administrators for, upon or by reason of any matter, cause or thing whatsoever from the beginning of the world to the day of the date of this Agreement.

          (b)  Each of the Released Parties hereby
irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any person released by this Agreement with respect to any matter that is the subject of the release herein. Any Released Party breaching or violating this provision shall be liable for attorney's fees and any and all other expenses incurred by the non-breaching party by reason of such breach or violation.

          (c) If Grace recovers any monies as a result of any lawsuit or other proceedings commenced by any other person or entity against any of the UniHolding Released
Parties, including by a settlement of any lawsuit or proceedings, arising out of any of the allegations or claims asserted by Grace in the Lawsuit, Grace agrees to pay to Unilabs Holdings or its successor all monies recovered in connection with such settlement, lawsuit or proceeding.

Page 8 of 11 Pages
          (d)  Promptly upon the payment of the Purchase
Price and the Expense Amount (as defined in the Costs and Fees Agreement) and the transfer of the Shares in accordance with this Agreement, and the execution of this Agreement and the Costs and Fees Agreement, the parties hereto shall execute and file with the Delaware Chancery
Court a Stipulation and Order in the form attached hereto as Schedule B, dismissing all of Grace's claims in the Lawsuit with prejudice and without costs. The parties agree to use their best efforts to have the Stipulation and Order entered by the Delaware Chancery Court.

       4.      Miscellaneous. (a)  If any provision of this
               -------------
Agreement is held invalid, illegal or unenforceable, the other provisions of this Agreement will remain valid and enforceable and in full force and effect. Any provision of this Agreement held invalid, illegal or unenforceable only in part or degree will remain valid and enforceable and in full force and effect to the extent not held invalid or unenforceable.

       (b) Each of the parties hereto agrees to use reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement as expeditiously as practicable, insofar as such matters are within the control of any of them. In case at any time after the date hereof any further action is necessary or desirable to carry out the purposes of this Agreement or to ensure the proper delivery of the Shares, each of the parties shall take or cause to be taken all such necessary action, including the execution and delivery of such further instruments and documents, as may be reasonably requested by any party for such purposes or otherwise to complete or perfect the transactions contemplated hereby.

       (c) This Agreement may not be changed except in a writing signed by the person against whose interest such change shall operate. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of law.

       (d) This Agreement shall be binding upon and shall inure to the benefit of each of the parties and their respective predecessors, successors and assigns as well as all of the Released Parties.

       (e) This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

       (f)     This Agreement supersedes all prior
discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

       (g)     Each of the parties hereby irrevocably
waives any and all rights to trial by jury in any legal proceeding arising out of or relating to this agreement or the transactions contemplated hereby.

Page 9 of 11 Pages
                   [The next pages are the signature pages.]

      IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the day and year first written above.

                            GRACE BROTHERS, LTD.


                            By: /s/ Brian D. Brookover
                               -------------------------
                            Name: Brian D. Brookover
                            Title: Authorized Signatory


                            UNILABS HOLDINGS S.A.


                            By: /s/ Edgard Zwirn
                                ------------------------
                            Name: Edgard Zwirn
                            Title:


                            /s/ Edgard Zwirn
                            ----------------------------
                            Edgard Zwirn


                            /s/ Enrico Gherardi
                            ----------------------------
                            Enrico Gherardi


                            /s/ Alessandra van Gemerden
                            ----------------------------
                            Alessandra van Gemerden


                            /s/ Tobias Fenster
                            ----------------------------
                            Tobias Fenster


                            /s/ Daniel Regolatti
                            ----------------------------
                            Daniel Regolatti


                            /s/ Pierre-Alain Blum
                            ----------------------------
                            Pierre-Alain Blum


                            /s/ Bruno Adam
                            ----------------------------
                            Bruno Adam

                            ULH CORPORATION


                            By: /s/ Bruno Adam
                                --------------------
                            Name:  Bruno Adam
                            Title: Secretary

                            UNILABS GROUP LIMITED


                            By: /s/ Bruno Adam
                            --------------------
                            Name:  Bruno Adam
                            Title: Secretary

Page 10 of 11 Pages
Exhibit 2

Costs and Fees Agreement, dated as of February 21, 2001,
between Unilabs Holdings S.A. ("Panama Holdings"), a
corporation organized and existing under the laws of the
British Virgin, and Grace Brothers, Ltd ("Grace"), an
Illinois limited partnership
--------------------------------------------------------

     Whereas, Grace is the beneficial owner of 431,987 shares of voting common stock par value $0.01 (the "Common
Stock"), of ULH Corporation, f/k/a UniHolding Corporation, a Delaware corporation ("ULH"), and the record and beneficial holder of an additional 12,600 shares of Common
Stock; and

     Whereas, Grace has commenced a lawsuit in the Court of Chancery for the State of Delaware entitled Grace Brothers,
Ltd. and Banc of America Securities LLC v. UniHolding
Corporation, Unilabs Group Limited, Unilabs Holdings SA,
Edgard Zwirn, Enrico Gherardi, Alessandra van Gemerden,
Tobias Fenster, Daniel Regolatti, Pierre-Alain Blum, and
Bruno Adam, C.A. No. 17612-NC., against Unilabs Group
Limited ("UGL"), ULH, and certain current and former affiliates, officers and directors of ULH (the "Lawsuit");
and

     Whereas, pursuant to a Stock Purchase and Settlement
Agreement, dated as of February 10, 2001 (the "Purchase and
Settlement Agreement"), Grace has agreed to sell to Panama
Holdings, and Panama Holdings has agreed to purchase all 444,587 shares of Common Stock (the "Shares") owned or held by Grace; and

     Whereas, the parties wish to settle and terminate with prejudice all litigation, including the Lawsuit, and any other claims, known or unknown, among them or their affiliates, officers or directors, without admitting or denying any liability, as set forth in the Purchase and Settlement Agreement;

     Now, Therefore, the parties agree as follows:

     1.  Promptly upon execution of this Agreement, Panama
Holdings agrees to cause to be paid to Grace $889,174 (the
"Expense Amount") in cash by check or wire transfer to an account designated by Grace to reimburse costs, fees, expenses or other amounts incurred or accrued by Grace in connection with the Lawsuit or any of the transactions which were the subject of the Lawsuit.

     2. If any provision of this Agreement is held invalid, illegal or unenforceable, the other provisions of this Agreement will remain valid and enforceable and in full force and effect. Any provision of this Agreement held invalid, illegal or unenforceable only in part or degree will remain valid and enforceable and in full force and effect to the extent not held invalid or unenforceable.

     3. This Agreement may not be changed except in a writing signed by the person against whose interest such change shall operate. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of law.

Page 11 of 11 Pages
     4. This Agreement shall be binding upon and shall inure to the benefit of each of the parties and their respective predecessors, successors and assigns as well as all of the Released Parties.

     5. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     6. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

     7. Each of the parties hereby irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or relating to this agreement or the transactions contemplated hereby.

        (The next pages are the signature pages.)

     In Witness Whereof, the parties hereto have duly executed and delivered this Agreement as of the day and year first written above.

                 UNILABS HOLDINGS S.A.


                 By: /s/ Edgard Zwirn
                    --------------------
                    Name: Edgard Zwirn
                    Title:

                 GRACE BROTHERS, LTD.


                 By: /s/ Brian D. Brookover
                    -------------------------
                    Name: Brian D. Brookover
                    Title: Authorized Signatory